UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42915

Alps Group Inc

Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)

No. 1, Jalan 1/68F, Jalan Tun Razak

50400 Kuala Lumpur

Wilayah Persekutuan, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of the Business Combination

On October 28, 2025, Alps Global Holding Pubco, a Cayman Islands exempted company (the “Company”), completed a business combination (the “Business Combination”) with Globalink Investment Inc., a Delaware corporation (“Globalink”). Upon the closing of the Business Combination, the Company changed its name to Alps Group Inc.

As a result of the Business Combination, the Company’s ordinary shares are expected to begin trading on Nasdaq under the symbol ALPS, and the Company’s warrants are expected to sold on the OTCID Basic Market under the symbol ALPSW, effective October 31, 2025.

The Business Combination was completed pursuant to the Merger Agreement dated as of January 30, 2024, as amended and restated on May 20, 2024, and further amended on March 6, 2025, April 18, 2025, and September 27, 2025, by and among the Company, Globalink and the other parties thereto.

On October 30, 2025, the Company issued a press release announcing the Closing. A copy of the press release is attached hereto as Exhibit 99.1.

The Company, Globalink and Alps Holdco are parties to subscription agreements (collectively, the “Subscription Agreements”) with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors purchased an aggregate of 310,788 Ordinary Shares of the Company for an aggregate subscription amount of US$3,107,875. The private placement was consummated substantially concurrently with the Closing. On October 10, 2025, the PIPE Investors, together with certain former shareholders of Globalink, also entered into the Amended and Restated Registration Rights Agreement with the Company pursuant to which the Company will, among other things, file a resale shelf registration statement on behalf of the stockholders no later than 60 days after the Closing. The Amended and Restated Registration Rights Agreement also provide certain demand registration rights and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods.

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by the terms of the Amended and Restated Registration Rights Agreement attached hereto and incorporated herein as Exhibit 10.1.

Important Notice Regarding Forward-Looking Statements

This Report on Form 6-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Statements that are not historical facts, including statements about the Company’s perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the effect of the completed business combination transaction, including the benefits of the proposed transaction, anticipated future financial and operating performance and results, plans for growth, and the expected management and governance of the combined company. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The forward-looking statements are based on the current expectations of the management of the Company, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to the Company’s businesses and strategies; the ability to recognize the anticipated benefits of the business combination; other risks and uncertainties included under the header “Risk Factors” in the registration statement on Form F-4, filed by the Company with the SEC; and in Globalink’s and the Company’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company and its subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Exhibit No.	Description

10.1	Amended and Restated Registration Rights Agreement, dated October 10, 2025, by and among Alps Global Holding Pubco, GL Sponsor LLC, Alps Life Sciences Inc., and certain individuals.
99.1	Press Release dated October 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 30, 2025

By:	/s/ Tham Seng Kong
Name:	Tham Seng Kong
Title:	Chief Executive Officer and Director